UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-42862

KNOREX Ltd.

(Exact name of registrant as specified in its charter)

21 Merchant Road, #04-01

Singapore 058267

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Item 1. Change in Board Composition and Receipt of Shareholder Requisition

On 4 June 2026 (SGT), KNOREX Ltd. (the “Company”) received a shareholder requisition to convene an Extraordinary General Meeting (EGM) regarding the composition of the Board of Directors pursuant to the Company’s Memorandum and Articles of Association. The Company is taking the necessary steps to review the requisition and to convene the EGM as soon as possible.

On 4 June 2026 (SGT), Mr. Jayant Kadambi and Mr. Gordon Kwok Wai Lam tendered their respective notices of resignation as Non-Executive Independent Directors of the Company. Pursuant to their respective letters of appointment, both resignations are subject to a 30-day contractual notice period and are scheduled to become effective on 3 July 2026, unless an earlier effective date is mutually agreed upon with the Board.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOREX Ltd.

By:	/s/ Khar Heng Choo
Name:	Khar Heng Choo
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: Jun 8, 2026